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                               May 10, 2023

       Jiangang Luo
       Chief Executive Officer
       Bowen Acquisition Corp
       420 Lexington Ave, Suite 2446
       New York, NY 10170

                                                        Re: Bowen Acquisition
Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 17,
2023
                                                            CIK No. 0001973056

       Dear Jiangang Luo:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Form DRS Submitted April 17, 2023

       Cover Page

   1. Please disclose whether and how the Holding Foreign Companies Accountable Act, as
                                                        amended by the
Consolidated Appropriations Act, 2023, and related regulations will affect your company. Your
prospectus summary should address, but not necessarily be limited to, the risks
highlighted on the prospectus cover page.
   2. Please clarify that the public shareholders will not have the opportunity to vote if the board extends the
period of time to consummate the business combination for up to
                                                        18 months.
 Jiangang Luo
Bowen Acquisition Corp
May 10, 2023
Page 2
3. Please clarify on page iii whether your sponsors are located in China. We note your disclosure on page 117 that Na Gai is the sole director and shareholder of Createcharm
      Holdings Ltd.
Risk Factors, page 29

4. Please include a risk factor that describes the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation Reduction
      Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC. Describe the risks of the excise tax applying to redemptions in connection with:
          liquidations that are not implemented to fall within the meaning of "complete liquidation" in Section 331 of the Internal Revenue Code; extensions, depending on the timing of the extension relative to the when the SPAC
           completes a de-SPAC or liquidates, and
          de-SPACs, depending on the structure of the de-SPAC transaction.
      Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.
       You may contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                            Sincerely,
FirstName LastNameJiangang Luo
                                                            Division of
Corporation Finance
Comapany NameBowen Acquisition Corp
                                                            Office of Real
Estate & Construction
May 10, 2023 Page 2
cc:       Jeffrey M. Gallant
FirstName LastName